

July 1, 2011

Via Facsimile
Mr. Joseph Macnow
Executive Vice President – Finance and
Administration and Chief Financial Officer
Vornado Realty Trust
888 Seventh Avenue
New York, NY 10019

     Re: **Vornado Realty Trust**
           Form 10-K for the Year Ended December 31, 2010
           Filed February 23, 2011
           File No. 1-11954
           Vornado Realty L.P.
           Form 10-K for the Year Ended December 31, 2010
           Filed February 25, 2011
           File No. 1-34482

Dear Mr. Macnow:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Daniel L. Gordon

           Daniel L. Gordon
           Branch Chief